FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October, 2009
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Telefónica, S.A.

		Sequential
		Page
Item		Number

1.	Seventh Investor Conference: Telefónica Europe Presentation	2

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: October 9th, 2009	By:	/s/ Santiago Fernández Valbuena
		Name:	Santiago Fernández Valbuena
		Title:	Chief Financial Officer

Telefónica Europe

Continued outperformance from a broader business

Matthew Key
Chairman and Chief Executive Officer

9 October 2009

Disclaimer

This presentation contains statements that constitute forward-looking statements about the Company, within the general meaning of the term and within the meaning of applicable securities laws, including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations. These statements appear in a number of places in this document and include statements regarding our intent, belief or current expectations regarding our customer base, estimates regarding future growth in our different business lines and our global business, market share, financial results and other aspects of our activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by the forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. These risks and uncertainties include those discussed or identified in the documents filed by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Securities Market Regulator.

Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica's business or acquisition strategy or to reflect the occurrence of unanticipated events.

Neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities.

Finally, be advised that this document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica. Furthermore, Telefónica may present financial information herein that is not prepared in accordance with IFRS. This non-GAAP financial information should be considered in addition to, but not as a substitute for, financial information prepared in accordance with IFRS. Telefónica has included such non-GAAP financial information because Telefónica's management uses such financial information as part of its internal reporting and planning process and to evaluate Telefónica's performance. Accordingly, Telefónica believes that investors may find such information useful. However, such non-GAAP financial information is not prepared in accordance with IFRS or any other generally accepted accounting principles, and such non-GAAP financial information, as defined and calculated by us, may be different from similarly-titled financial information used by other companies. Investors are cautioned not to place undue reliance on such non-GAAP financial information.

Content


Outperforming the market in a fast changing environment
Leveraging the growth potential in our core business and beyond
Embracing customer behavioural changes to deliver to their needs and drive efficiency
Country specific outline

In a fast changing environment we continue to outperform through the consistent driving of efficiencies and investing in the customer



Telefónica Europe share of net adds[1]
17.9%
19.5%
43.7%
Telefónica Europe mobile service revenue market share[1,2]
22.7%
23.2%
23.7%
Telefónica Europe OIBDA margin evolution[3]
26.0%
26.4%
28.6%
12 months to Jun-07
12 months to Jun-08
12 months to Jun-09



Mobile service revenue growth
2 years CAGR ending Jun-09
+0.8%
+3.0%
Market[1,2]
Telefónica Europe[1,2]

Source: Company reports, Telefónica Europe estimates

1. UK, Germany, Czech Republic and Ireland (does not include Slovakia)
2. Assuming constant exchange rates as of H1 06
3. At current exchange rates in each period

The context

Market

- **Growth in internet-related revenues and new businesses**
  - Operators will deepen their relationship with customers as they manage customer lifetime value
  - Internet access across platforms becomes mass market as customers move their lives online
  - A patchwork of networks and devices will develop to service customers' data needs (e.g. DLNA[1]) creating new markets
- **Mature voice and text environment**
  - Increasing relevance of flat-top bundles in voice and data will mean voice and text usage continues to expand
  - Moving value from handset subsidy into the tariff
  - Business segment and roaming will rebound quickest post the downturn
- **In-market consolidation moves**
  - Economic downturn has accelerated natural patterns as smaller/weaker players potentially exit

Regulation

	Exposure[2], H1 09		Visibility
Mobile termination rates	Net MTR / Revenues	~ 5%	UK: Mar 2011 (4.25 p) GER: Nov 2010 (7.14 € c) CZ: Jul 2010 (1.96 CZK) IE: Mar 2013 (5.00 € c)
Roaming	Net Roaming / Revenues	~ 4%	2012

Spectrum

- **2600 MHz** auction
- **800 MHz** availability
- **900 MHz** refarming

1. Digital Living Network Alliance
2. For termination rates this is MTR revenues minus expenses over operating revenues, for roaming this combines inbound and outbound revenues and expenses over operating revenues. Figures calculated in euros at H1 09 FX

Telefónica

To succeed we will need to deliver...

Critical success factors

- Customer loyalty
- Internet as key growth engine
- New business streams
- Agility





Key priorities for the European region

- Excelling at our traditional business through customer experience leadership



- Enabling customers to access the Internet however, whenever, and wherever they want



- Extending customer relationships into new areas


giffgaff

- Embracing customer behavioural changes to deliver to their needs and drive efficiency



Excelling at our traditional business through customer experience leadership

Customer experience leadership is the key to success... how will we deliver?


Differentiate – focus on what really matters to customers
e.g. Simplicity tariffs
Fans!
Create affinity & emotional attachment
e.g. Priority Ticketing
Reduce churn
e.g. predictive churn model
Increase customer lifetime value
e.g. align investment & return
Simplify the business model
e.g. reduce number of products

This is critical to us and even more so to our traditional business: growing in a mature market


T. Europe
CSI lead vs. market average[1]
2.5 p.p.
FY 2008
FY 2012E


T. Europe
Contract churn evolution
Reducing contract churn by 0.1 p.p. creates ~€ 400 m OIBDA over 4 years[2]
1.5%
≤1.2%
FY 2008
FY 2012E


T. Europe
Mobile service revenue market share[2,3]
Driven by UK and Germany
23.3%
≤26%
FY 2008
FY 2012E

1. Customer Satisfaction index score – the Telefónica internal customer satisfaction metric, weighted average (across T. Europe footprint)
2. Assumes 2008 constant FX (average FX in 2008) and excludes changes in consolidation
3. UK, Germany, Czech Republic and Ireland

Extending customer relationships into new areas where we can leverage our communications capabilities

Each country starts in a different place



Customers
Emotional relationships
Transactional relationships
Connectivity company
Service company
Offer

- **Earning the right to enter new areas** through customer experience leadership
- New areas will **drive loyalty in the core business, provide new revenue and build new capabilities** for the future
- **Telefónica O2 UK will play a leading role** in new business development
- **Telefónica O2 Ireland** to exploit market position by **utilising capabilities from the UK**
- **GiffGaff:** a new community **web 2.0 online proposition leveraging crowdsourcing** to be launched in November 2009 in the UK

Enabling our customers to access the Internet however, whenever and wherever they want in a period of strong growth



- **Access to the best devices:**
  - "Home of Smartphones"
  - Enabling big screen via dongles and embedded SIMs
  - Mass market smartphones < €150



- **Seamless connectivity to best network available:**
  - Providing access via DSL, 3G/HSPA, WiFi across the footprint
  - Unique advantage in Czech Republic, improved competitive position in Germany



- **Attractive tariffs:**
  - Simple targeted propositions with different schemes to address customer needs and ensure commercial viability



- **Great customer experience:**
  - Automatic selection of best network option, e.g. integration with home wifi network
  - Seamless interface across multiple platforms
  - Convergent propositions at the right pace in each market



T. Europe breakdown of BB accesses
2008-2012E
millions
Variation 08-12 E
~31
~x4
Additionally, 5m occasional users in 2008
7.6
~28
Mobile[1]
6.5
Fixed
1.1
~3
FY 2008
FY 2012E

Additionally,
smartphones significantly expand the range and potential of business opportunities such as applications or location based services, and we have already started...

1. MBB accesses: including Big and Small Screen

Two real examples of leveraging technology and our customer relationship in the UK

Personalised media business

- **Leveraging customer insight for customer and business partner benefits**
- **Now a reality – three examples:**
  - Location and profile-based acquisition campaign for a high street chain: ~10% response rate
  - Industry-wide campaign for a major FMCG[1] company delivering end-to-end service: ~3% response rate
  - Campaign for a major high street retailer using customer self-selection from a targeted segment: ~5% response rate

O_2 Money

- Clear role for us between the customer and financial transactions using technology and customer insight



VISA

- Prepay card already in the market with over 70,000 customers in the first 7 weeks
- First significant step towards the mobile phone and the wallet getting together– making progress while industry and technology get ready

Customer relationship
+
Network capability
+
Device capability

New revenue streams growing to over
€ 500 m by FY 2012E[2]
+ churn benefits

1. FMCG: Fast Moving Consumer Goods
2. Telefónica Europe revenues from ICT solutions, IPTV, Premium Content, Advertising & Media, Financial Services

Telefónica

Embracing customer behavioural changes to deliver to their needs and drive efficiency (1/2)

- Efficiency improvement driven by a simpler business, networks & IT
- UK and Germany making the greatest impact in the improvement

Share of online transactions[1]



VARIATION 08-12 E
~10%
x4
~40%
FY 2008
FY 2012E

Online at the core: sales, customer service, internal processes



MyO2:
- iPhone app that allows customers to check their balance
- Launched on 15 Sept, top free application in the first two weeks
- Over 400 thousand downloads in the first three weeks

Price plan rationalisation (e.g. Ireland)



VARIATION 08-12 E
~700
-85%
~100
FY 2008
FY 2012E

Making it easy for customers to deal with us: simplified P&S portfolio and customer interactions

Contract SAC[2]



VARIATION 08-12 E
-25%
FY 2008
FY 2012E

Tariff reductions largely funded by reduction in handset subsidies

1. **Share of online transactions:** [Gross Adds Online + Customer Service Transactions Online]/ [Total Gross Adds + Total Customer Service Transactions]
2. Per unit. Assumes 2008 constant FX (average FX in 2008)

Embracing customer behavioural changes to deliver to their needs and drive efficiency (2/2)


Non-commercial OpEx[1] per access
CAGR 08-12 E
-8.5%/-9.5%
Absolute level decreases
FY 2008
FY 2012E

Increased efficiency in areas that do not provide differentiation:
streamlining non commercial OpEx to be able to focus on areas that customer value the most


CapEx mix evolution
Other[2]
IT
3G
2G
16%
30%
46%
8%
18%/20%
26%/28%
52%/54%
1%/2%
CapEx peaked in 2008
FY 2008
FY 2012E

A different approach to infrastructure:
network sharing, shared services, EDCC[3], platform simplification

Key network priorities:
- Quality and speed as data demand increases
- 3G coverage
- Upgrade to HSPA+
- Offload from wireless to wireline networks (WiFi/DSL)
- National roaming dependency in Germany ends in December 2009

Note: CapEx and OpEx figures assume 2008 constant FX (average FX in 2008) and excludes changes in consolidation. CapEx excludes spectrum licenses

1. **Non-commercial OpEx:** All other costs not included under Commercial OpEx + COGS
2. **Other CapEx:** Includes Fixed (DSL, IPTV, Fibre, and other Fixed) as well as Retail Property and Others
3. European Data Center Consolidation

Telefónica

Telefónica O2 UK:
Customer centricity & consistency at the heart of our success

Customer Satisfaction Index


75
70
65
Q2 06
Q2 07
Q2 08
Q2 09
O2
Market[1]


20%
11%
Fans %
5%
11%
Rebels %

#1 in mobile and DSL

J.D.POWER


Contract churn (annual)
30%
15%
TMO
Orange
O2
VOD
Q2 06
Q2 07
Q2 08
Q2 09


Service revenue market share[2]
30%
15%
Q2 06
Q2 07
Q2 08
Q2 09

iPhone important but not a dominant factor in last two years performance


Breakdown of contract net adds growth
H1 07/H1 09
100%
Key drivers
Gross adds
45%
iPhone
MBB
Churn
25%
Customer experience
Migrations
30%
Simplicity

T. O2 UK outperformance precedes iPhone

iPhone will remain part of our formula

Palm Pre launch on 16 Oct.

Source: For CSI: Internal customer survey. "Fans" are customers scoring 9 or 10 out of 10 across a range of key questions. "Rebels" are customers scoring 1 to 5 out of 10. Fans & Rebels data corresponds to Q2 09. For Churn and Revenue Share: Company data

1. Competitors weighted average (market excluding T. O2 UK)
2. Includes only top 4 competitors

Telefónica

Telefónica O2 UK
Focus on outperformance

- **More loyal customers: increase our market leadership in churn:**
  - Customer insight led approach
  - Balanced portfolio
- **Exploit market consolidation:**
  - The outcome is a positive for T. O2 UK
  - We will watch closely to exploit the opportunities that may appear through merger process
- **Converged fixed & mobile sales into the business segment**
- **Efficiency improvement,** predominantly via online transformation and complexity reduction across the organization
- **Tesco Mobile continues to play an important role:** clear segment and channel differentiation






giffgaff








Contract churn evolution
1.3%
≤1.1%
FY 2008
FY 2012E


Efficiency ratio[1]
84%
≤81%
FY 2008
FY 2012E


MBB[2] access base
2 m
~14 m
Dec-08
Dec-12


Share of fixed+mobile sales in business segment
0%
~10%
FY 2008
FY 2012E

1. **Efficiency ratio:** (Operating Expenses + Capex-Internal Expenses capitalised in fixed assets) / Revenue. Capex excludes spectrum licenses
2. **MBB accesses:** Including Big and Small Screen

Telefónica O2 Germany
Challenger position to increase market share

Net adds
in thousands



+18%
3,812
623
734
-56
T. O2 Germany
Market[1]
H2 08
H1 09

Clear market challenger (e.g. O_2o no contract duration, no fixed fee, simple pricing and bill cap) in a market where most of the gross adds are churners (proportion of market gross adds driven by churn is expected to grow from 75% in 2008 to ~90% in 2012E[2])

Market share of consumer big screen MBB gross adds, H1 09



TMO
28%
E+
8%
34%
VOD
30%
O₂

Capitalise strong market position in mobile BB. Data network quality is a comparative strength. Network perception to be addressed

Share of contract customers with more than one O_2 product

x2 between 2008-2012E

Leverage integrated fixed and mobile infrastructure by cross-selling in a market in which the top two players are integrated operators and fixed mobile substitution is below European average

Financial traction already being shown

Efficiency ratio[3]



104%
≤83%
FY 2008
FY 2012E

Significant efficiency

- Traction shown in 26.7% year-on-year OIBDA increase in H1 09
- Company moves from cash negative in H1 08 to positive in H1 09
- Foundations built in 2006-2009, exploitation 2009-2012E
- No major technology replacement cycle

Source: Company estimates

1. Includes top 4 players only
2. Estimate based on an "active basis – 90 days" view on the market
3. **Efficiency ratio:** (Operating Expenses + CapEx-Internal Expenses capitalised in fixed assets) / Revenue. CapEx excludes spectrum licenses

Telefónica

Telefónica O2 Germany
Strategic approach tailored to each segment of the mobile market

	Total mobile market revenues 2008, € in billions	T. O2 Germany revenue market share 2008	Strategic measures
Consumer	14	18%	**Extend success of O2o** based on customer insights **Address new market segments** by pushing established brands and building on new partnerships and unique service propositions **Broad channel approach**
SoHo/SME	5	7%	**Aggressive growth** **Product:** • Mobile broadband as key lever for customer acquisition • Data with productivity solutions a key focus **Distribution:** • Push in shops and online (key channels for the SoHo/SME segment) • Direct and indirect channel expansion **Margins in line with mainstream consumer**
Corporate/ MNC[1]	2	2%	**Selectively address opportunities**

Source: Analysys-Mason, Company information

1. MNC: Multinational Company

Telefónica O2 Czech Republic

Integrated operator = unique proposition

- Disproportionate impact of downturn on the business due to the weight of corporate and public sector in the revenue mix
- Mobile contract: Neon proposition (flat rate tariffs for F&M), #1 in the last three quarters
- O_2 Home: From voice centric to broadband centric approach
- Slowing fixed line losses and growing "O_2 connected households"[1] by ~8% from Dec-09E to Dec-12E
- Developing presence in e-Health space through existing Government business


FBB market share of net adds
27%
>50%
FY 2008
FY 2012E

3G network = advantage

- T. O2 Czech Republic currently the only operator with 3G coverage in the main cities
- 12 to 18 months lead over competition


Proportion of fixed+mobile customers (Czech Republic)
15%
20%/25%
FY 2008
FY 2012E

Slovakia = aggressive growth with low cost

- O2 Fer – mobile proposition focusing on price and simplicity
- Improving regulatory environment accelerates opportunity for growth
- Leveraging Czech Republic operation to allow low cost model


Customer base in Slovakia
in thousands
325
>800
FY 2008
FY 2012E

1."O_2 connected households" = those households with fixed broadband and/or fixed voice and/or IPTV service from T. O2 Czech Republic

Telefónica

A portfolio approach to growth

Revenue mix[1]


Broadband, applications and other
Access & Voice[2]
11%
89%
>25%
<75%
FY 2008
FY 2012E

Contribution to Telefónica Europe OIBDA growth 2008-2012E[1]


45%/47%
50%/52%
2%/4%
100%
Rest
T. Europe

1. Assumes 2008 constant FX (average FX in 2008) and excludes changes in consolidation
2. **Access & Voice:** Fixed and mobile access & voice (SMS included), fixed & mobile equipment, narrowband internet and M2M revenue

Telefónica

In summary

- **We have demonstrated clear outperformance driven by modus operandi: investing in the customer and driving efficiency**

- **Broadening the business:**
  - **Less reliance on the UK**
  - **Less reliance on voice and text**

- **At a country level:**

  UK: Continued market outperformance in share of core and extending into new business areas

  GER: Clear upside from current position having built the foundations, business & data as catalysts

  CZ: Consolidating market position with cash flow growth
  Expand broadband share and multiple product households

Telefonica